Exhibit 12
General Motors Acceptance Corporation

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, ($ in millions)	2003	2002

Fixed Charges
Interest and discount expense (a)	$5,602	$5,046
Estimated interest within rental expense	74	70

	5,676	5,116
Earnings
Pretax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees	3,440	2,224
Fixed charges	5,676	5,116

	$9,116	$7,340
Ratio of earnings to fixed charges	1.61	1.43

(a) Excludes the effect of gains or losses on derivatives related to debt.